1
SCHEDULE A
to the Investment Advisory Agreement
(as amended on September 9, 2026 to add the Logan Capital International ETF and reflect the name change of the Logan Capital Broad Innovative Growth ETF to Logan Capital Large Cap Growth ETF)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Logan Capital Large Cap Growth ETF	0.65%
Logan Capital International ETF	0.65%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	LOGAN CAPITAL MANAGEMENT, INC.

By:/s/ Jeffrey T. Rauman	By: /s/ Mary T. Evans
Name:Jeffrey T. Rauman	Name:Mary T. Evans
Title:President	Title:COO, CCO